March 12, 2007	Jane K. Adams

T: (858) 550-6015
adamsjk@cooley.com

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Sonia Barros

Re:                             Favrille, Inc.
Registration Statement on Form S-3
File No. 333-140737

Dear Ms. Barros:

This letter is being filed on behalf of our client, Favrille, Inc. (the “Company”), in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”), originally filed with the Commission on February 15, 2007.  The numbered paragraph below corresponds to the numbered paragraph in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

1.                                       We note that the securities you are registering on this Form S-3 are pursuant to an equity line arrangement. The company may register the securities for resale on Form S-3 only if it is eligible to use Form S-3 for a primary offering. Please provide us your analysis as to whether the company is eligible to use Form S-3 for a primary offering.

Response:  On February 15, 2007, the date the Company filed the Form S-3, the Company had 32,393,483 shares outstanding, of which 9,788,655 shares were held by affiliates of the Company.  The following table lists the Company’s affiliates who were stockholders on February 15, 2007 as well as the number of outstanding shares held directly or indirectly by those affiliates as of that date:

4401 Eastgate Mall San Diego CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com

Affiliate Stockholders	Outstanding Shares Owned
Forward Ventures III L.P. and Forward Ventures IV L.P. and their respective affiliates(1)	4,416,350
Sanderling Venture Partners V L.P. and Sanderling Venture Partners VI Co-Investment Fund L.P. and their respective affiliates(2)	4,085,698
John P. Longenecker, Ph.D.	185,060
Tamara A. Seymour	48,090
Alice M. Wei	138,257
John F. Bender, Pharm.D.	125,738
Daniel P. Gold, Ph.D.	297,407
Richard Murawski	95,175
Michael L. Eagle	28,104
Cam L. Garner	72,363
Antonio J. Grillo-Lopez, M.D.	93,686
Fred Middleton	81,529
Wayne I. Roe	11,638
Ivor Royston, M.D.	109,560
Total:	9,788,655

(1)                Ivor Royston, M.D. is a director of the Company and is the managing member of the general partner of the Forward Ventures III entities and the managing member of the general partner of the Forward Ventures IV entities.

(2)               Fred Middleton is a director of the Company and is a general partner of each of the Sanderling V entities and a managing director of the general partner of Sanderling VI entities.

The preceding table does not include William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. (collectively, “William Blair VII”), which the Company has determined are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended, for the reasons set forth below.  At the time of William Blair VII’s initial investment in the Company in April 2004, Arda Minocherhomjee, Ph.D., who became a director of the Company in connection with that investment, was the Managing Director of William Blair VII and a principal of William Blair Capital Management VII, L.L.C. (“WBCPCO”), which is the general partner of the general partner of William Blair VII.  In October 2004, Dr. Minocherhomjee resigned as the Managing Director of William Blair VII and co-founded Chicago Growth Partners, an independent private equity firm.  He has remained a director of the Company.  Although Dr. Minocherhomjee continues to sit on the Board of Managers of WBCPCO, he is one of seven members of that Board of Managers, none of whom possesses sole power to vote, direct the vote, dispose or direct the disposition of the shares owned by William Blair VII as reported in the Schedule 13G/A filed by William Blair VII on February 15, 2007.  William Blair VII collectively held 2,648,920 shares of the Company’s common stock, representing approximately 8.2% of the outstanding stock, on February 15, 2007.

Accordingly, a total of 22,604,828 outstanding shares were held by non-affiliates of the Company as of February 15, 2007. The Company’s closing stock price on February 14, 2007, as reported on the Nasdaq Global Market, was $3.50 per share. The Company’s “public float” determined by multiplying the number of outstanding shares held by non-affiliates of the Company as of February 15, 2007 (22,604,828) by the Company’s closing stock price on February 14, 2007 ($3.50) equals $79,116,898.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 550-6015 or Joshua Pearson at (858) 550-6055.

Sincerely,

Cooley Godward Kronish LLP

/S/ JANE K. ADAMS
Jane K. Adams

cc:                                 Jeffrey P. Riedler, Assistant Director
John P. Longenecker, Favrille, Inc.
Tamara Seymour, Favrille, Inc.